[LETTERHEAD OF ORTHOFIX INTERNATIONAL N.V.]



                                 April 21, 2005



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:    Mr. Martin F. James
---------

Re:   Orthofix International N.V.
      Form 10-K for the fiscal year ended December 31, 2004 filed March 15, 2005 Form 8-K dated March 3, 2005 filed March 3, 2005
      File No. 0-19961

Dear Mr. James:

      Reference is made to the above captioned Form 10-K for the fiscal year ended December 31, 2004 filed by Orthofix International N.V. (the "Company") on March 15, 2005 (the "Form 10-K"), and Form 8-K dated March 3, 2005 filed by the Company on March 3, 2005 (the "Form 8-K") and to the letter dated April 8, 2005 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Form 10-K and the Form 8-K.

      The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 8-K. The Company further acknowledges that the comments of the Staff in the Comment Letter, or any changes made to the Form 10-K and the Form 8-K in response to the Comment Letter, do not foreclose the Commission from taking any action with respect to the Form 10-K and the Form 8-K and the Company acknowledges that it may not assert the Comment Letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                       Very truly yours,

                                       ORTHOFIX INTERNATIONAL N.V.


                                       By    /s/ Raymond C. Kolls
                                          --------------------------------------
                                          Name:  Raymond C. Kolls
                                          Title: Vice President, General Counsel
                                                 & Corporate Secretary